The Central Europe, Russia and Turkey Fund, Inc. (formerly known as The Central Europe and Russia Fund, Inc.) (the “Fund”)

Sub-Item 77D: Policies with respect to security investments

At a Special Meeting of Stockholders held on April 19, 2013, stockholders approved the proposed change to the Fund’s investment objective from “seeking long-term capital appreciation through investment primarily in equity and equity-linked securities of issuers domiciled in Central Europe and Russia” to “seeking long-term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey.”  Stockholders also approved a change in the Fund’s corresponding fundamental investment policy to provide that, “under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings used for investment purposes) in securities of issuers domiciled in Central Europe, Russia and Turkey.” Consequently, the Fund is now able to invest in securities of issuers domiciled in Turkey to a greater extent than previously.

Effective as of the close of business on April 26, 2013, the Fund’s name was changed to “The Central Europe, Russia and Turkey Fund, Inc.” There will be no changes to the Fund’s ticker symbol on the New York Stock Exchange or the CUSIP number for its shares.  No action was required by stockholders relating to this name change.